

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 13, 2015

Kent B. Wilson
Chief Executive Officer
Alpine 4 Technologies Ltd.
15589 N. 77th Street, Suite B
Scottsdale, AZ 85260

> **Re:** **Alpine 4 Technologies Ltd.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed November 4, 2015**
> **File No. 333-199840**

Dear Mr. Wilson:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2015 letter.

Alpine 4 Technologies Ltd

Pro Forma Financial Statements, PF-1 to PF 4

1. We note your response to our comments 2 to 7. In light of the significance of the acquisitions of Clean Choice Solar, LLC, Paragon Fabricators Incorporated and Paragon Field Services, Inc., and that the acquisitions are probable, please include audit financial statements for the two most recent fiscal years pursuant to 8-04 of Regulation S-X. You should also present pro forma financial statements giving effect to the transactions, as required by Rule 8-05 of Regulation S-X. Refer to Article 11 of Regulation S-X for additional guidance in the preparation of pro forma financial statements.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, or Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: C. Parkinson Lloyd, Esq.
        Kirton McConkie PC